UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Russell Investment Management Company

Russell Exchange Traded Funds Trust

Russell Financial Services, Inc.

1301 Second Avenue

18th Floor

Seattle, WA 98101

ALPS Distributors, Inc.

1290 Broadway

Suite 1100

Denver, CO 80203

File No. 812-

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), to amend an Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Elliot Cohen

Associate General Counsel

Russell Investment Management Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

Page 1 of 31 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on August 29, 2011.

With a copy to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

I.	INTRODUCTION

In this application (the “Application”), Russell Investment Management Company (“RIMCo”), Russell Exchange Traded Funds Trust (“Trust”), Russell Financial Services, Inc. (“RFS”) and ALPS Distributors, Inc. (“ALPS” and together with RIMCo, the Trust and RFS, the “Applicants”),1 apply for and request an order (“Order”) under Section 6(c) of the Act to amend a prior order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (referred to herein as the “Prior Order”).2

The Prior Order permitted, among other things: (i) series of an open-end management investment company (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices; (b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of Shares of such Funds. The Funds seek to track the performance of equity

[1]	All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[2]	Applicants previously filed an application with the U.S. Securities and Exchange Commission (“Commission” or “SEC”) (File No. 812-13369) on April 20, 2011 (the “Prior Application”), requesting relief with respect to the offering of certain exchange-traded funds. The Prior Application was noticed in Release No. IC-29655 dated April 20, 2011 (the “Prior Notice”) and the order granting the relief requested was contained in Release No. IC-29671 dated May 16, 2011 (the “Prior Order”). All capitalized terms not otherwise defined in the Application have the meanings ascribed to them in the Prior Application.

and fixed income indexes (individually, an “Underlying Index” and collectively, the “Underlying Indexes”) developed by an entity that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser to the Fund, the Distributor or a Promoter of a Fund. The Calculation Agent for the Underlying Indexes is a third party that is not an affiliated person, or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser to the Fund, the Distributor or a promoter of a Fund.

The Prior Order also: (i) permitted registered investment management companies and unit investment trusts that are not advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds and shares of Actively-Managed Funds beyond the limitations in Section 12(d)(1)(A); (ii) permitted each Fund and Actively-Managed Fund, the Distributor and any Broker to sell Shares of a Fund or shares of an Actively-Managed Fund, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B); and (iii) granted the relief from Sections 17(a)(1) and (2) to permit each Fund and Actively-Managed Fund to sell its shares to, and redeem such shares from, a Fund of Funds that owns 5% or more of the shares of such Fund.

The Prior Application includes a representation that no entity that acts as Calculation Agent is, or will be, an affiliated person, as such term is defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor (the “Calculation Agent Representation”). The Applicants seek an Order to depart from the Calculation Agent Representation to offer certain Funds

(each a “Russell Calculated Index Fund”) that track an Underlying Index that utilizes a Calculation Agent that is, or will be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor. The Applicants request that the Order requested herein apply to any Russell Calculated Index Fund, including Russell Calculated Index Funds offered in the future that are advised by the Adviser, or a person controlling, controlled by, or under common control with the Adviser and operate pursuant to the terms and conditions of the Prior Order, as amended by the Order.3 The Applicants also request that the Order extend the relief (i) permitting each Fund, the Distributor and any Broker to sell Shares to a Fund of Funds beyond the limits of Section 12(d)(1)(B); and (ii) permitting a Fund of Funds to acquire Shares of such Fund beyond the limitations in Section 12(d)(1)(A) to the extent necessary to Russell Calculated Index Funds and a Fund of Funds that invests in a Russell Calculated Index Fund, respectively.

The Prior Application also includes a representation regarding the public disclosure of full weightings information regarding the Underlying Indexes (the “Disclosure Representation” and together with the Calculation Agent Representation, the “Representations”). The Disclosure Representation requires that information on the Underlying Indexes, including, among other things, the weightings of the Underlying Index constituents and the rules that govern the weightings of such securities, be available on Russell’s Website (the “Website”). Applicants also seek an Order to depart from the

[3]	The term “Russell Calculated Index Fund” as used in the Application also includes any Fund that currently relies on the Prior Order, to the extent that any such Fund in the future utilizes a Calculation Agent that is an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor.

Disclosure Representation to exclude weighting information from the information that is disclosed on the Website, as represented in the Prior Order.

Except as specifically noted herein, all representations and conditions in the Prior Application relating to the operation of the Funds are equally applicable to any Russell Calculated Index Funds. All capitalized terms not otherwise defined in the Application have the meanings ascribed to them in the Prior Application.

The Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Russell Calculated Index Fund; and the proposed transactions are consistent with the general purposes of the Act. The Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) of the Act is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for the Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	The Applicants

The Trust - The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act as such. The Trust currently consists of 34 series. Each Fund that currently relies on the Prior Order has, and each Russell Calculated Index Fund will have, an investment objective to track a particular index and will utilize either a replication or representative sampling strategy which will be disclosed in each Fund’s Prospectus. The Trust is overseen by a Board of Trustees (“Board”).4

The Adviser - RIMCo is the investment adviser to each of the Russell Calculated Index Funds. RIMCo is a Washington corporation, with its principal office located at 1301 Second Avenue, 18th Floor, Seattle, WA 98101. RIMCo is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser a “Sub-Adviser”).5 Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

The Distributors - RFS, a Washington corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). RFS is a wholly owned subsidiary of the Adviser, and as such, each of the Adviser and RFS is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. ALPS, a Colorado corporation, is a broker-dealer registered under the Exchange Act and a member of FINRA. ALPS is not affiliated with RIMCo or its affiliates. RFS or ALPS will serve as the principal underwriter and distributor of the Russell Calculated Index Funds (the “Distributor”). The Distributor will distribute shares on an agency basis.

[4]	The term Board as used in the Application includes the board of directors of any Russell Calculated Index Fund.
[5]	The Adviser has filed a separate application with the Commission for “manager of managers” relief to permit the Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

B.	Index Provider

Frank Russell Company d/b/a Russell Investments (“Russell” or the “Index Provider”) is a leader in constructing and maintaining security indices (“Russell Indexes”). Russell is a Washington corporation which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company. The Adviser is a wholly owned subsidiary of Russell, and as such, Russell and the Adviser are each an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. The Russell Indexes are constructed to provide a comprehensive and unbiased barometer of the market segment they represent.6 All of the Russell Indexes are reconstituted periodically, but not less frequently than annually nor more frequently than monthly, to ensure new and growing equities and fixed income securities are reflected. As described more fully below, over the past 25 years, Russell’s innovative methodology has helped the Russell Indexes become the benchmarks most used by U.S. institutional investors, with institutional investment professionals using Russell Indexes as benchmarks for over $3.9 trillion in portfolio assets. Russell Indexes represent over 98% of the investable equity universe worldwide. Russell Indexes are objective, comprehensive, and built according to transparent rules. Industries and sectors are represented by a wide variety of securities, rather than samples found in other indexes. Russell Indexes are rigorously maintained. Rules dictate additions to the Russell Indexes every quarter, ensuring constant coverage. Member securities are not selected by a committee.

[6]	The Applicants note that the Russell Indexes may be weighted based on market capitalization or on other factors (e.g., equal weighted). In addition, the Russell Indexes may also include indexes of fixed income securities.

C.	The Russell Calculated Index Funds

The Russell Calculated Index Funds will operate in a manner identical to that of the Funds that were the subject of the Prior Order, except as described in the Application.

D.	The Calculation Agent

Russell Systems Ltd., a Russell subsidiary, or another direct or indirect subsidiary of Russell, will act as the calculation agent (the “Calculation Agent”) for each of the Underlying Indexes of the Russell Calculated Index Funds. The Calculation Agent is an “affiliated person” as defined in Section 2(a)(3) of the Act, of the Russell Calculated Index Funds, the Adviser, the Index Provider and RFS. The Calculation Agent, although an affiliated person of the Adviser and the Index Provider, is a separate entity. The Calculation Agent has sole responsibility and authority for maintaining each Underlying Index and determining, in accordance with the proprietary, rules-based methodology used to determine the composition of each Underlying Index (“Methodology”), which securities are to be added or removed from an Underlying Index. The Calculation Agent is to compile, maintain and calculate each Underlying Index without regard to the Adviser, the Sub-Adviser, or the Distributor and has no obligation to take the specific needs of the Adviser, Sub-Adviser or Distributor into account in the determination and calculation of an Underlying Index.

E.	The Need for Exemptive Relief

1.	Departure from the Calculation Agent Representation

The Applicants believe that each Russell Calculated Index Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Order except that the Russell Calculated Index Funds will utilize an affiliated Calculation Agent. Indeed, the Applicants submit that, were the Calculation Agent not an

“affiliated person” of the Adviser, the Trust, the Index Provider, and the Russell Calculated Index Funds, (i) each Russell Calculated Index Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, currently trading and (ii) the Calculation Agent would be viewed no differently than the existing calculation agents who calculate and maintain indexes created and licensed by unaffiliated parties. The Applicants assert that the structure of the Russell Calculated Index Funds will be identical to that of the Funds, but for the presence of an affiliated Calculation Agent. The Applicants further submit that the operation of the Russell Calculated Index Funds and the Russell Calculated Index Funds’ arbitrage mechanism will be identical to the operation and arbitrage mechanism of ETFs now trading.

The Applicants believe that a departure from the Calculation Agent Representation is appropriate in the case of the Russell Calculated Index Funds. Applicants understand that the Calculation Agent Representation is intended to address a concern that the Adviser, by virtue of its affiliation with the Index Provider and Calculation Agent, would be in a position to gain an advantage over other market participants through access to non-public information with respect to adjustments to the constituents of an Underlying Index. In the absence of safeguards, such access to information would be less likely to occur where the Calculation Agent is unaffiliated with the Adviser. For the reasons discussed below in Part II.F., Applicants believe that the use of an affiliated Calculation Agent under the circumstances presented in the Application would not give rise to conflicts of interest, and therefore is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Moreover, requiring the use of an unaffiliated Calculation Agent in the case of the Russell Calculated Index Funds would require a substantial restructuring of Russell’s index business that would be detrimental to that business.

Russell, the Index Provider, has a well established indexing business that produces indexes that are among the most widely used benchmarks for global investors and data vendors. Russell began creating indexes in 1984 and the indexes have become the most widely recognized Russell brand. More than $500 billion is invested in funds modeling Russell’s U.S. indexes, and over $3.9 trillion is invested in funds that are benchmarked against the global family of Russell Indexes. 65% of institutional U.S. equity products now rely on Russell’s indexes and performance benchmarks. Russell indexes are also the foundation for many passive and derivative products, including ETFs, mutual funds, options and futures.

Russell’s index business revenues are derived from data licensing, including the weights of the securities in the indexes. The indexes created by Russell contain Russell’s intellectual property and benefit from Russell’s expertise in maintaining the indexes on a daily basis. Russell’s reputation is based on thought leadership, attention to detail, consistency in its rules and methodology, and consistency and integrity in how Russell provides data to clients as well as the public. Product and operational processes exist that protect and ensure this consistency.

The calculation agent function is a core aspect of Russell’s index business, and is a critical service that Russell provides to its index licensees. In order for Russell to comply with the Calculation Agent Representation under the Prior Order, Russell has outsourced to an unaffiliated third party all product oversight, construction, production and daily maintenance with respect to the particular indexes utilized by the Funds. The outsourcing of these critical aspects of its index business in the case of the Underlying Indexes to be utilized by the Russell Calculated Index Funds, may, in the Applicants’ view, be detrimental to that business. Therefore, the Applicants are now requesting the departure from the Calculation Agent Representation described above for the Russell Calculated Index Funds.

2.	Departure from the Disclosure Representation

The Applicants believe that the Disclosure Representation is not necessary to address the policy concerns underlying the requested relief, and would be detrimental to Russell. The Applicants note that the Disclosure Representation is not included in the applications for unaffiliated index provider ETF relief,7 while the Disclosure Representation is included in applications for affiliated index provider ETF relief.8 The Applicants assume, therefore, that the disclosure of full weightings information is intended to address the concerns about misuse of non-public information raised by the use of an affiliated Index Provider and/or Calculation Agent.

The Applicants believe that the physical and information barriers described below in Part II.F. serve to address any concerns regarding the misuse of non-public information that arise in connection with an affiliated Index Provider and/or Calculation Agent. Therefore, the disclosure of full weightings information is not necessary to address those concerns. Moreover, the disclosure of full weightings information would be detrimental to Russell’s index business. Russell invests significant resources in the design, construction, management,

[7]	See, e.g., In the Matter of Schwab Strategic Trust, et al. Investment Company Release Nos. 28933 (Sept. 28, 2009) (notice) and 28983 (Oct. 23, 2009) (order); see also In the Matter of Arrow Funds Trust, et al. Investment Company Release Nos. 28852 (August 25, 2009) (notice) and 28910 (Sept. 22, 2009) (order); see also In the Matter of PIMCO ETF Trust, et al. Investment Company Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order).
[8]	See, e.g., In the Matter of IndexIQ ETF Trust, et al. Investment Company Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order); see also In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27553 (Nov. 16, 2006) (notice) and 27549 (Dec. 7, 2006) (order), as amended by In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27916 (July 27, 2007) (notice) and 27930 (Aug. 20, 2007) (order); see also In the Matter of WisdomTree Investments Inc., et al., Investment Company Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order).

maintenance and distribution of indexes. Russell has protectable intellectual property interests in its indexes and index related products.9 In support of any ETF products which are based on Russell Indexes, a level of detail is made available to the end investor regarding the most significant contributors to an individual index’s performance. This information includes the top ten holdings and their weights within the index. This information is made available to the public via www.Russell.com. The disclosure of full weightings information would diminish the value of Russell’s intellectual property in the Russell Indexes. Knowledge of full weightings information, together with knowledge of the disclosed index methodology, would enable a competitor to re-create the holdings of an index. In addition to earning fees by licensing index data, trademarks and other property to ETF sponsors, Russell earns license fees on its index property licensed to other users worldwide including, among others, investment advisers, asset managers, pension plans, investment consultants, structured product issuers, derivative product issuers, custodians, financial data vendors, endowments, foundations and universities. Russell protects its property rights in that data by contractually restricting its licensees from disclosing data. Thus, if the full weightings were required to be disclosed, Russell’s index business would be endangered.

[9]	See, e.g., Dow Jones & Co. v. Int'l Securities Exchange Inc., 79 USPQ2d 1225, 1230-32 (2d Cir. 2006; discussing the Comex case where index provider acquired a property right in the skill, money, labor and reputation expended in generating and producing a securities index); see also Standard & Poor's Corp. Inc. v. Commodity Exchange, Inc., 216 USPQ 841,844-45 (2d Cir. 1982; expending skill, money and labor, in particular S&P's choice of securities and weighting of securities, creates a property right); see also Dow Jones & Co., Inc. v. Bd. Of Trade of the City of Chicago, 217 USPQ 901, 904-06, (S.D.N.Y. 1982; judgment in selecting index components transformed un-copyrightable list into protected property); see also Standard & Poor's Corp., Inc. v. Commodity Exchange, Inc., 220 USPQ 522 (S.D.N.Y. 1982; 523-25 (index inputs, underlying algorithms and operational procedures constitute trade secrets); see also Bd. of Trade of the City of Chicago v. Dow Jones & Co. Inc., 218 USPQ 636, 637, 640-44 (IL App. Ct. 1982; effort and expense of compiling index, proprietary method in selecting index components and calculating "divisor" coupled with extensive licensing and distribution efforts created property right).

F.	Policies and Procedures to Guard Against Conflicts of Interest

The Representations in the Prior Application are based on concerns regarding the following conflicts of interest that could result from the use of an affiliated Calculation Agent or Index Provider: the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Russell Calculated Index Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

The Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Russell Calculated Index Funds will be substantially different from the potential conflicts presented by an adviser’s use of an affiliated underlying index that is maintained by an unaffiliated calculation agent. The Adviser, the Index Provider, and the Calculation Agent will adopt and implement the policies and procedures (“Policies and Procedures”) that will minimize or eliminate any potential conflict of interest.

The Applicants assert that the potential conflicts of interest due to the Calculation Agent being affiliated with the Adviser and Index Provider will not have any impact on the operation of the Russell Calculated Index Funds. The Russell Calculated Index Funds’ portfolios will be transparent and the Policies and Procedures will address any potential conflicts of interest, all as discussed herein. Among other things, these Policies and Procedures are designed to limit or prohibit communication between the Calculation Agent and the Index Provider, the Index Personnel and other employees of Russell.

1.	Physical and Technical Safeguards

The Index Provider personnel responsible for creating and monitoring the Underlying Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes, and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Index Provider personnel and Calculation Agent personnel will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities, and personnel of the Adviser and any Sub-Adviser will not have access to the computer systems used by the Index Provider or Calculation Agent.

Russell’s ETF business is treated as any other ETF sponsor providing ETF products to the market place that are based on Russell Indexes. The Russell processes and technical systems outlined below apply to all non-Russell and Russell sponsored ETFs based on Russell Indexes.

An index and its members (constituents) are maintained for daily corporate actions by the Index Provider. Each day the Index Provider operations team calculates and produces the official index value for the new index and this information is delivered to clients in standard format files. Only the Index Provider operations team engages in this activity and no other Russell associate has access to the daily index production systems.

All index data produced by Index Provider is provided to clients in standard data files. These product deliverables are produced by the Index Provider production systems and are made available to all Russell index clients including Russell’s ETF business via a secure, web-based delivery site, Russell Indexes Online. All index data deliverables are available on this web-base site, and individual index product deliverables are available to all clients at the same time. As noted above, Russell Indexes have trillions of dollars benchmarked to them in the market place. Russell takes great care and has made significant investment to insure that all index clients have access to data at the same time as soon as it is available. Russell Index data is made available to the public via www.Russell.com.

2.	Procedural Safeguards

The Index Provider currently has in place Policies and Procedures which provide for information sharing restrictions between the Index Provider employees responsible for creating and monitoring the Underlying Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes, and the personnel of the Adviser or any Sub-Adviser. These Policies and Procedures prohibit the sharing of material non-public information with any party without pre-approval from the appropriate legal and compliance department. The practical effect of these measures, together with the physical separation of personnel described above, is that there would be no greater risk of the misuse of information presented by the arrangement than if an unaffiliated Calculation Agent were utilized.

Applicants note that the Commission and the Staff have determined that information barriers are an effective mechanism for addressing conflicts of interest raised by arrangements among affiliated entities.10 For example, Rule 14e-5 under the Securities Exchange Act of 1934, which addresses fraud in connection with tender offers, permits

[10]	See, e.g., NASDAQ OMX PHLX LLC, SEC No-Action Letter (Sept. 9, 2010) (granting relief from paragraph (a) of Rule 10b-10 under the Exchange Act, but limiting this to situations in which Member Organizations have implemented and utilized an effective system of internal controls, such as appropriate information barriers, which include certain specific policies and procedures); Barclays PLC, SEC No-Action Letter (Apr. 24, 2007) (granting Rule 14e-5 exemptive relief based on representations that each prospective purchaser “maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information . .. . that might result in a violation of the US federal securities laws through the establishment of information barrier policies and procedures”).

purchases or arrangements to purchase by an affiliate of a dealer-manager which satisfy the following condition, among others:

The dealer-manager maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the affiliate that might result in a violation of the federal securities laws and regulations.

In the context of Rule 14e-5, the SEC stated:11

We believe effective information barriers between the dealer-manager and affiliate prevent improper motives from influencing purchases by affiliates while permitting such affiliates to continue their normal advisory activities.

Additional support for the efficacy of information barriers is found in Rule 105 of Regulation M, which states the following, in pertinent part:12

…accounts are separate and operating without coordination of trading or cooperation if:

…

(2) Personnel for each account do not coordinate trading among or between the accounts;

(3) Information barriers separate the accounts, and information about securities positions or investment decisions is not shared between accounts;

It is clear that in situations where affiliations raise concerns about conflicts of interest, the Commission has determined that such conflicts can be effectively managed through the use of information barriers. The Applicants submit that the policies and procedures described in the Application would constitute effective information barriers and should alleviate any concerns that the Staff may have regarding conflicts of interest arising from the use of an affiliated Calculation Agent.

3.	Additional Safeguards and Considerations

Applicants note that registered management investment companies, such as the Russell Calculated Index Funds, enjoy additional protections that policies and procedures,

[11]	Regulation of Takeovers and Security Holder Communications, Rel. No. IC-24107 (Oct. 22, 1999).
[12]	Short Selling in Connection with a Public Offering, Release No. 34-56206 (Aug. 6, 2007).

such as those described in the Application, will be effectively administered and adhered to. As part of its overall oversight responsibilities, the Russell Calculated Index Funds’ Board will oversee the Russell Calculated Index Funds’ compliance program. The Board has designated a Chief Compliance Officer (“CCO”), who has overall responsibility for the Russell Calculated Index Funds’ compliance program. Under Rule 38a-1 under the Act, the CCO is responsible for oversight of the Self- Calculating Funds’ compliance policies and procedures, including the Policies and Procedures described in the Application.

The Policies and Procedures discussed above will prevent the Adviser, or any affiliated person of the Adviser, the Calculation Agent or a Russell Calculated Index Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Russell Calculated Index Funds that track the Underlying Indexes.

In addition, the Adviser has and any Sub-Adviser will have adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures which are designed to minimize potential conflicts of interest between Russell Calculated Index Funds, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Russell Calculated Index Funds as index products minimizes the potential for conflicts as the investment strategies of each Russell Calculated Index Fund and Client Account will be constrained by its objective to track the performance of its Underlying Index. It is not contemplated that the Adviser or any Sub Adviser will receive incentive fees for outperforming a Russell Calculated Index Fund’s Underlying Index.

In fact, any material outperformance or underperformance would be viewed negatively by investors in the Russell Calculated Index Funds.

The Calculation Agent will be instructed not to communicate any non-public information about the Underlying Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Russell Calculated Index Funds or Client Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub Adviser, on behalf of the Russell Calculated Index Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described in the Prior Application regarding the monitoring of the Calculation Agent’s compliance with the Methodology and certain codes of ethics.

In conjunction with the Policies and Procedures discussed above, the Adviser, any Sub-Adviser or any person affiliated with it or any Russell Calculated Index Fund, will be prevented from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Russell Calculated Index Funds that track the Underlying Indexes. In addition, the Calculation Agent will implement the Methodology, calculate and maintain the Underlying Indexes, and calculate and disseminate the Underlying Index values in accordance with Commission and Exchange requirements.

Also, the Index Provider and the Calculation Agent have adopted or will adopt Policies and Procedures which impose Restricted List and Blackout Period requirements on all members of the Index Personnel. The Adviser also has adopted or will adopt Policies and Procedures which require any personnel responsible for the management of a Russell

Calculated Index Fund and any Client Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

G.	The Departure from the Representations Does Not Raise Concerns

1.	The Departure from the Calculation Agent Representation Presents Potential Conflicts of Interest Similar to Those Involved in the Prior Order

In the Prior Order, the Commission considered the potential conflicts presented by the use of an affiliated Index Provider. The Applicants believe the potential conflicts of interest presented and addressed in the Prior Order are identical to the potential conflicts created by the operation of the Russell Calculated Index Funds and the Underlying Indexes and are adequately addressed by the Policies and Procedures discussed in the Application.

2.	The Departure from the Disclosure Representation Does Not Prevent the Applicants from Adequately Addressing Conflicts of Interest

In the Prior Application, the Staff required the inclusion of the Disclosure Representation to address the conflicts presented by the use of an affiliated Index Provider. The Applicants believe that the Policies and Procedures discussed in the Application adequately address the conflicts considered by the Commission in the Prior Order and note that the same conflicts also arise from the Applicant’s request to depart from the Calculation Agent Representation. The Applicants do not believe their request to depart from the

Disclosure Representation will inhibit their ability to monitor or protect against the conflicts of interest arising out of the use of an affiliated Index Provider and Calculation Agent.

III.	IN SUPPORT OF THE APPLICATION

The Russell Calculated Index Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds. The requested relief would amend the Prior Order to depart from the Representations to allow the Russell Calculated Index Funds to use an affiliated Calculation Agent and disclose only the weightings information of the top 10 constituents of each Underlying Index on the Website. The Russell Calculated Index Funds will comply with the terms and conditions of the Prior Order as amended by the Order.

Based on the facts and circumstances described above and the Policies and Procedures to be adopted by the Applicants to guard against conflicts of interest described in the Application, the Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption for the proposed transactions is consistent with the public interest and the protection of investors; the proposed transactions are consistent with the policies of each Russell Calculated Index Fund; and that the proposed transactions are consistent with the general purposes of the Act.

IV.	REQUEST FOR ORDER

The Applicants respectfully request that the Commission grant an Order amending the Prior Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

V.	EXPRESS CONDITIONS TO THE APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that its address is as indicated on the first page of the Application. The Applicants further state that all written or oral communications concerning the Application should be directed as indicated on the first page of the Application. The Authorizations required by Rule 0-2(c) under the Act are included in the Application as Exhibit A. Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc. pursuant to the general authority vested in him as President of ALPS. The Verifications required by Rule 0-2(d) under the Act is included in the Application as Exhibit B.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by the Application.

All questions concerning the Application should be directed to the persons listed on the cover page of the Application.

RUSSELL INVESTMENT MANAGEMENT COMPANY

Dated: 8/29/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

RUSSELL FINANCIAL SERVICES, INC.

Dated: 8/29/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

RUSSELL EXCHANGE TRADED FUNDS TRUST

Dated: 8/29/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

ALPS DISTRIBUTORS, INC.

Dated: 8/29/11	/s/ THOMAS A. CARTER
Thomas A. Carter
President

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RIMCo and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 29th day of August, 2011.

Russell Investment Management Company

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL EXCHANGE TRADED FUNDS TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Exchange Traded Funds Trust (the “Trust”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Trust’s Board of Trustees on the 23rd day of February, 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application or applications for exemptive relief, and any amendments thereto, that will add the Trust as a party to the relief, which will, if granted, permit the Trust to offer certain index-based exchange traded funds;

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of the Trust be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 29th day of August, 2011.

Russell Exchange Traded Funds Trust

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RFS and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RFS on this 29th day of August, 2011.

Russell Financial Services, Inc.

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Management Company, Russell Exchange Traded Funds Trust and Russell Financial Services, Inc. (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended and Restated Application for and on behalf of ALPS Distributors, Inc. (the “Distributor”), a Colorado corporation, that he is the President of the Distributor and that all actions by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter
President